United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Latch, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51818V106

(CUSIP Number)

June 4, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51818V106	Schedule 13G	Page 1 of 11

1	Names of Reporting Persons Lux Ventures IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,637,958
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,637,958

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,637,958
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.8%
12	Type of Reporting Person PN

CUSIP No. 51818V106	Schedule 13G	Page 2 of 11

1	Names of Reporting Persons Lux Co-Invest Opportunities, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,442,657
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,442,657

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,442,657
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.9%
12	Type of Reporting Person PN

CUSIP No. 51818V106	Schedule 13G	Page 3 of 11

1	Names of Reporting Persons Lux Venture Partners IV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,637,958
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,637,958

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,637,958
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 51818V106	Schedule 13G	Page 4 of 11

1	Names of Reporting Persons Lux Co-Invest Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,442,657
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,442,657

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,442,657
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 51818V106	Schedule 13G	Page 5 of 11

1	Names of Reporting Persons Peter Hebert
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,080,615
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,080,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,080,615
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.7%
12	Type of Reporting Person IN

CUSIP No. 51818V106	Schedule 13G	Page 6 of 11

1	Names of Reporting Persons Josh Wolfe
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,080,615
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,080,615

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,080,615
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.7%
12	Type of Reporting Person IN

CUSIP No. 51818V106	Schedule 13G	Page 7 of 11

ITEM 1.	(a) Name of Issuer:

Latch, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

c/o Latch, Inc. 508 West 26th Street, Suite 6G New York, NY 10001

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Lux Ventures IV, L.P.

Lux Co-Invest Opportunities, L.P.

Lux Venture Partners IV, LLC

Lux Co-Invest Partners, LLC

Peter Hebert

Josh Wolfe

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o Lux Capital Management, 920 Broadway, 11th Floor, New York, NY 10010.

(c)	Citizenship of each Reporting Person is:

Each of Lux Ventures IV, L.P., Lux Co-Invest Opportunities, L.P., Lux Venture Partners IV, LLC and Lux Co-Invest Partners, LLC is organized under the laws of Delaware. Peter Hebert and Josh Wolfe are citizens of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

51818V106

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

CUSIP No. 51818V106	Schedule 13G	Page 8 of 11

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of June 4, 2021, based upon 141,260,318 shares of Common Stock outstanding.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lux Ventures IV, L.P.	9,637,958	6.8%	0	9,637,958	0	9,637,958
Lux Co-Invest Opportunities, L.P.	5,442,657	3.9%	0	5,442,657	0	5,442,657
Lux Venture Partners IV, LLC	9,637,958	6.8%	0	9,637,958	0	9,637,958
Lux Co-Invest Partners, LLC	5,442,657	3.9%	0	5,442,657	0	5,442,657
Peter Hebert	15,080,615	10.7%	0	15,080,615	0	15,080,615
Josh Wolfe	15,080,615	10.7%	0	15,080,615	0	15,080,615

Lux Ventures IV, L.P. is the record holder of 9,637,958 shares of Common Stock. Lux Co-Invest Opportunities, L.P. is the record holder of 5,442,657 shares of Common Stock.

Lux Venture Partners IV, LLC is the general partner of Lux Ventures IV, L.P. and exercises voting and dispositive power over the shares held by Lux Ventures IV, L.P. Lux Co-Invest Partners, LLC is the general partner of Lux Co-Invest Opportunities, L.P. and exercises voting and dispositive power over the shares held by Lux Co-Invest Opportunities, L.P. Peter Hebert and Josh Wolfe are the sole managers of Lux Venture Partners IV, LLC and Lux Co-Invest Partners, LLC and may be deemed to share voting and dispositive power for the shares held by each of Lux Ventures IV, L.P. and Lux Co-Invest Opportunities, L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 51818V106	Schedule 13G	Page 9 of 11

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 51818V106	Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2021

Lux Ventures IV, L.P.
By: Lux Venture Partners IV, LLC, its general partner

By:	/s/ Peter Hebert
Name:	Peter Hebert
Title:	Manager

Lux Venture Partners IV, LLC

By:	/s/ Peter Hebert
Name:	Peter Hebert
Title:	Manager

Lux Co-Invest Opportunities, L.P.
By: Lux Co-Invest Partners, LLC, its general partner

By:	/s/ Peter Hebert
Name:	Peter Hebert
Title:	Manager

Lux Co-Invest Partners, LLC

By:	/s/ Peter Hebert
Name:	Peter Hebert
Title:	Manager

/s/ Peter Hebert
Name:	Peter Hebert

/s/ Josh Wolfe
Name:	Josh Wolfe

CUSIP No. 51818V106	Schedule 13G	Page 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.